2150 Kittredge St. Suite 450	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: The Kroger Company (KR)
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: 2150 Kittredge St. Suite 450, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

The Kroger Company (KR)
Vote Yes: Item #4 – Report on Packaging Recyclability

Annual Meeting: June 25, 2020

CONTACT: Conrad MacKerron | mack@asyousow.org

THE RESOLUTION

We ask that the company to issue a report assessing the environmental impacts of continuing to use non-recyclable packaging for its house brands. The supporting statement requests that the report include assessment of reputational, financial and operational risks associated with continuing to use non-recyclable brand packaging and goals and a timeline to phase out non-recyclable packaging.

SUMMARY

•	Consumer packaging creates huge problems post-consumer and downstream. Plastic packaging is a prime component of ocean gyre pollution, which harms marine animals and potentially human health. 8 million tons of plastics are dumped in oceans annually; oceans may contain more plastic than fish by weight by 2050.[1] This has led some governments to ban some forms of plastic packaging.

•	Dried fruit, frozen meat, cheese, and dog food are some of the Kroger house brand

•	items packaged in unrecyclable plastic pouches. Private label items account for a quarter of all sales – nearly $20 billion annually.

•	The proposal asks the company to assess the reputational, financial and operational risks associated with using non-recyclable brand packaging and set a timeline to phase it out.

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1 Jambeck et al, Plastic waste inputs from land into the ocean, Science 13 February 2015 http://science.sciencemag.org/content/347/6223/768, and Ellen MacArthur Foundation, January 2016, The New Plastics Economy: Rethinking the Future of Plastics, http://www.ellenmacarthurfoundation.org/publications/the-new-plastics-economy-rethinking-the-future-of-plastics

2020 Proxy Memo The Kroger Company | Report on Packaging Recyclability

•	Kroger lags corporate peers in commitments to phase out non-recyclable brand packaging. Competitor Walmart has agreed to switch all its private brand packaging recyclable, reusable or compostable by 2025. Kroger has not.

•	Consumer goods companies Unilever, Colgate-Palmolive, Mondelez International, KraftHeinz, and Procter & Gamble have made public commitments to dramatically increase levels of recyclable packaging. Kroger has not.

•	Non-recyclable packaging exacerbates efforts to recycle more post-consumer packaging. Only 14% of plastic packaging is recycled in the U.S.

•	Governments recognize these environmental risks and are acting. 10 countries have moved to ban some forms of plastic packaging. Nearly 200 countries at a UN Environment Assembly called[2] for an end to plastic pollution. In 2018, the European Commission released a plastics policy strategy[3] calling for a timeline for all packaging to be recyclable – the same topic as this shareholder proposal.

This proposal has received substantial support by Kroger shareholders for five consecutive years! This includes a 31% vote in 2015, 26% in 2016, 24% in 2017, and 29.5% in 2018. In 2019, the vote result jumped to an all-time high vote of 39%! Nearly 40% of shareholders agree with us that the company is not approaching this issue with sufficient boldness and urgency, given the scope of the plastic pollution crisis.

WHY THIS IS IMPORTATNT

There are two compelling reasons why shareholders should support this proposal: (1) the enormous waste and inefficiency represented by non-recyclable packaging suggests management inattention to design for sustainability, and (2) lack of recognition by management of growing scientific data linking plastic packaging to threats to marine animals and potentially to human health.

Americans throw away more materials than any other country – 4 pounds per person per day. Paper and packaging materials comprise the largest category of municipal solid waste at about 44%4. Barely half of these materials are recovered for recycling, but recovery rates for the fastest growing packaging materials—plastics--are especially low at just 14%5. As the U.S. struggles to recycle more packaging, the effort is compounded by companies like Kroger that are unnecessarily placing non-recyclable packaging onto the market when readily available recyclable alternatives exist.

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2 https://www.reuters.com/article/us-environment-un-pollution/nearly-200-nations-promise-to-stop-ocean-plastic-waste-idUSKBN1E02F7?feedType=RSS&feedName=environmentNews

3 https://ec.europa.eu/commission/presscorner/detail/en/IP_18_5

4 Unfinished Business: The Case for Extended Producer Responsibility for Post-Consumer Packaging, As You Sow, 2012, http://www.asyousow.org/sustainability/eprreport.shtml

5 https://www.epa.gov/sites/production/files/2015-09/documents/2013_advncng_smm_fs.pdf

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2020 Proxy Memo The Kroger Company | Report on Packaging Recyclability

Flexible and pouch packaging is no longer a niche material, it is now the second largest packaging segment in the United States after corrugated cardboard, representing 18 percent of all packaging used, with annual sales of $31 billion. About 80 billion single-material and multi-layer pouches are used annually in the U.S. Dried fruit, frozen meat, cheese, and dog food are some of the Kroger house brand items packaged in these unrecyclable pouches or other flexible plastic packaging. Private label house brands account for a quarter of all Kroger sales – nearly $20 billion annually. Most if not all of these could be packaged in recyclable packaging, or the company could take actions to make flexible packaging recyclable.

RATIONALE FOR A YES VOTE

The Ocean Pollution Threat

A second compelling reason to support the proposal is management’s failure to recognize or deal with growing evidence that plastic packaging contributes significantly to pollution of the world’s oceans, which clogs waterways, damages marine ecosystems, and impairs the marine food web. Management needs to acknowledge that its packaging is creating significant global pollution problems downstream.

Huge gyres of swirling plastic particles have been identified in five ocean areas (North and South Pacific, North and South Atlantic, Indian). Researchers estimate that 150 million tons of plastics circulate in the gyres, spread across about 16 million square kilometers of ocean surface—about the size of the U.S. and Australia combined.

The U.S. Environmental Protection Agency says degraded plastics in these ocean gyres pose threats to marine animals,6 and potentially to human health.7 Food and beverage packaging and containers are among the top five items found on beaches and coastlines8. Non-recyclable packaging is more likely to be littered than recyclable packaging9. As these materials slowly degrade in the ocean, they break down into small indigestible particles that birds and marine mammals mistake for food. Ingestion of plastics results in a range of threats to marine species, including starvation, malnutrition, intestinal blockage and intake of toxins.

Recent research indicates these particles absorb potent toxics such as polychlorinated biphenyls and dioxins from water or sediment and transfer them into the marine food web. Studies are starting to point towards larger, long-term impacts of toxic pollutants absorbed, transported, and consumed by fish and other marine life, with potential to affect human health.

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6 http://water.epa.gov/type/oceb/marinedebris/md_impacts.cfm

7 http://www.epa.gov/region9/marine-debris/faq.html

8 http://www.oceanconservancy.org/our-work/marine-debris/check-out-our-latest-trash.html

9 Littering Behavior in America, Keep America Beautiful, http://www.kab.org/site/PageServer?pagename=LitterResearch2009

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2020 Proxy Memo The Kroger Company | Report on Packaging Recyclability

A 2015 study published in the journal Science concluded the oceans are loading with plastics far faster than previously thought, with 8 million tons—equivalent to one garbage truck every minute—being added annually. At that rate, without significant mitigation, by 2050 plastic could exceed fish by weight.

An assessment of marine debris by a panel of the Global Environment Facility of the UN Environment Program concluded that an underlying cause of debris entering oceans is unsustainable production and consumption patterns including "design and marketing of products internationally without appropriate regard to their environmental fate or ability to be recycled in the locations where sold...[emphasis added]10

Valuing Plastics: The Business Case for Measuring, Managing and Disclosing Plastic Use in the Consumer Goods Industry, a 2014 UN Environment Program report, estimated that the natural capital cost of plastic use in the consumer goods sector is $75 billion annually, including $13 billion in damage to marine ecosystems.11

California alone spends nearly $500 million annually preventing trash, much of it packaging, from polluting beaches, rivers and oceanfront.  Local governments, especially those in states with coastlines, have begun to ban plastic packaging. More than 70 ordinances covering 100 jurisdictions in California have banned plastic bags12. More than 100 U.S. cities have banned, or restricted polystyrene foam take out packaging.13 Foam crumbles easily and is often found in the digestive tracts of marine animals.

Governments are moving to restrict and ban plastic packaging

Governments have begun to restrict and ban plastic packaging. 10 countries have banned some form of plastic packaging. More than 70 ordinances covering 100 jurisdictions in California have banned plastic bags14. 78 ordinances have been adopted bans on polystyrene foam take out packaging.15 Foam crumbles easily and is often found in the digestive tracts of marine animals.

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10 Scientific and Technical Advisory Panel, Marine Debris as a Global Environmental Problem: Introducing a solutions based framework focused on plastic, November 2011, p.3.

http://www.thegef.org/gef/sites/thegef.org/files/publication/STAP%20MarineDebris%20-%20website.pdf

11 UNEP, 2014, Valuing Plastics: The Business Case for Measuring, Managing and Disclosing Plastic Use in the Consumer Goods Industry http://www.unep.org/pdf/ValuingPlastic

12 http://www.cleanwateraction.org/ca/rethinkdisposable/banthebag

13 http://www.cleanwateraction.org/ca/rethinkdisposable/phaseoutfoam

14 http://www.cleanwateraction.org/ca/rethinkdisposable/banthebag

15 http://www.cleanwateraction.org/ca/rethinkdisposable/phaseoutfoam

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2020 Proxy Memo The Kroger Company | Report on Packaging Recyclability

In 2017, nearly 200 countries at a UN Environment assembly called16 in a resolution for an end to plastic pollution, a possible precursor to a global plastics treaty.  In 2018, the European Commission released a plastics policy strategy17 calling for plastic packaging to be recyclable by 2030, addressing the same topic as this proposal.

Kroger lags peers on packaging recyclability policy

Kroger lags behind peer grocery and consumer packaged goods companies who have taken action on packaging recyclability. Direct competitor Walmart agreed18 to switch all its private brand packaging recyclable, reusable or compostable by 2025. It also agreed to reduce the overall volume of private brand plastic packaging where possible. Food and packaged goods giant Unilever publicly committed19 to making all its packaging recyclable by 2025.20 Colgate-Palmolive agreed21 to make 100 percent of packaging for three of its four product categories completely recyclable by 2020. Procter & Gamble agreed22 to make 90 percent of its packaging recyclable by 2020. Most recently in 2018, Mondelez International23 and Kraft Heinz24 made similar commitments following engagement by As You Sow.

UK retailer Iceland has committed to eliminate plastic packaging25 for all its brand products within five years to help end what it called the "scourge" of plastic pollution.

Most recently in 2019, more than 60 packaged goods producers and retailers, including grocery competitors like Walmart, Carrefour, and Ahold Delhaize committed to make their packaging reusable, recyclable, or compostable by 2025 under the New Plastic Economy Global Commitment. Kroger has not.26

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16 https://www.reuters.com/article/us-environment-un-pollution/nearly-200-nations-promise-to-stop-ocean-plastic-waste-idUSKBN1E02F7?feedType=RSS&feedName=environmentNews

17 https://ec.europa.eu/commission/presscorner/detail/en/IP_18_5

18 https://corporate.walmart.com/newsroom/2019/02/26/walmart-announces-new-plastic-packaging-waste-reduction-commitments

19 https://www.asyousow.org/press-releases/2017/01/19/consumer-goods-giant-unilever-commits-to-100-recyclable-packaging?rq=unilever

20 https://www.unilever.com/news/press-releases/2017/Unilever-commits-to-100-percent-recyclable-plastic.html

21 https://www.asyousow.org/wp-content/uploads/2014/04/20140417-sustainablebrands-colgate_commits_to_100_percent_recyclable_packaging_for_three_of_four_product_categories_by_2020.pdf

22 https://www.asyousow.org/companies/procter-gamble/

23 https://www.asyousow.org/press-releases/mondelez-international-recycle-packaging

24 https://www.asyousow.org/press-releases/kraft-heinz-recycle-packaging

25 https://www.telegraph.co.uk/politics/2018/01/11/theresa-may-pressure-introduce-plastic-bottle-deposit-scheme/

26 https://www.newplasticseconomy.org/about/publications/global-commitment-2019-progress-report

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2020 Proxy Memo The Kroger Company | Report on Packaging Recyclability

Environmental groups are beginning to focus on non-recyclable brand packaging, the waste of resources associated with landfilling rather than recycling these materials and the relationship to the growing problem of ocean debris. Hundreds of environmental groups worldwide are supporting a Break Free from Plastic27 campaign to address plastic deposition of single use packaging in the ocean. If the company does not respond and develop policies and practices to address these issues, it could risk brand damage.

RESPONSE TO KROGER’S BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

The majority of the company statement does not specifically address the topic of this proposal, which is making Kroger branded packaging recyclable. It contains a generic assertion to work to improve recyclability of packaging. This is not sufficiently responsive to the proposal, which seeks a report with specific information on research, and to plans to phase out non-recyclable packaging.

The company mentions that several years ago it committed to reduce plastic in its packaging by 10 million pounds. This is a welcome step, but light weighting of plastics by itself does not necessarily reduce plastic pollution; if the same or a growing amount of lighter plastic materials is placed into commerce, the post-consumer challenges of dealing with a similar or growing volume of units remains the same. To understand if less plastic is being used, the company would need to disclose reduction in terms of specific units placed into commerce.

There is no information in the statement about the percent of Kroger branded packaging that is currently recyclable or any specific policies or programs to convert non-recyclable packaging to be recyclable.

After five years of strong shareholder votes on this proposal, it is encouraging to see the company finally acknowledge it is reviewing its branded packaging and will issue new goals and commitments by year end. Still, it has given no assurance it will set a goal to make all packaging recyclable as competitors like Walmart have done. The proposal merits continued shareholder support to send a message to management that a stronger, more specific response is warranted.

CONCLUSION

Vote “Yes” on this Shareholder Proposal asking the company to issue a report assessing the environmental impacts of continuing to use non-recyclable packaging for its house brands.

•	Association of Kroger private branded products with littered packaging and toxic ocean pollution puts the company’s brands at risk.

•	Corporate peers like Walmart, Unilever, Colgate-Palmolive, and P&G are moving to phase out non-recyclable packaging with specific, public commitments.

•	After five years of filing this proposal, there is still no information from the company about the percent of branded packaging that is currently recyclable, or of specific, scaled policies or programs to convert non-recyclable packaging to be recyclable.

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27 https://www.breakfreefromplastic.org/

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2020 Proxy Memo The Kroger Company | Report on Packaging Recyclability

•	The company says it will review its packaging and look for “opportunities” for improvements and at some point, set targets for “increasing” recyclability of packaging. These steps are too weak and tentative given the specific time bound commitments already made by many competitors described above.

•	The proposal merits continued shareholder support to send a message to management that a stronger response is warranted. Shareholders would benefit by receiving more specific guidance on the company’s plans to deal with the environmental threat posed by increasing amounts of non-recyclable brand packaging.

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For questions, please contact Conrad MacKerron, As You Sow, mack@asyousow.org

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